SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sevion Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

81834Q104
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)
November 6, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81834Q104	Schedule 13D	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,233,918 *
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,233,918 *
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	16,233,918	*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%
14	TYPE OF REPORTING PERSON CO

*
The 16,233,918 shares are comprised of (i) 15,893,844 shares of common stock, and (ii) warrants to purchase an aggregate of 340,074 shares of common stock which are exercisable within 60 days from the date hereof.

CUSIP No. 81834Q104	Schedule 13D	PAGE 3 of 4

This Amendment No. 2 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common stock, $0.01 par value per share (the “Shares”), of Sevion Therapeutics, Inc. (the “Issuer”) and is being filed due to a change in the Issuer’s issued and outstanding Shares. This Amendment amends and supplements the initial statement on Schedule 13D filed by OPKO with the SEC on August 4, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on August 14, 2017 (collectively, the “Original Schedule 13D”). Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On September 19, 2017, OPKO converted 66,667 shares of 0%Series C Convertible Preferred Stock (“Series C Preferred Stock”) into 1,250,006 shares of common stock at a conversion price of $0.40. No additional consideration was paid with respect to the conversion. The Series C Preferred Stock was originally purchased with working capital.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

(a)
OPKO is the direct beneficial owner of 16,233,918 Shares, comprised of (i) 15,893,844 shares of common stock, and (ii) warrants to purchase an aggregate of 340,074 shares of common stock which are exercisable within 60 days from the date hereof, totaling approximately 31.4% of the Issuer’s issued and outstanding Shares as of November 13, 2017, based on 51,414,613 outstanding on November 6, 2017 as reported by the Issuer in its Preliminary Proxy Statement on Schedule 14A.

(b)	OPKO has the sole power to vote and dispose of the 16,233,918 Shares of common stock and common stock equivalents owned by it.

(c)	On September 19, 2017, OPKO converted 66,667 shares of Series C Preferred Stock into 1,250,006 shares of common stock at a conversion price of $0.40.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by OPKO.

(e)	Not applicable.

CUSIP No. 81834Q104	Schedule 13D	PAGE 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: November 14, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary